787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

May 2, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited Form 20-F for the Fiscal Year Ended December 31, 2012 Filed February 12, 2013 File No. 001-16174

Dear Mr. Rosenberg:

I refer to your letter dated April 19, 2013 to Eyal Desheh, Teva’s Chief Financial Officer, regarding Teva’s Form 20-F for the Fiscal Year Ended December 31, 2012.  As discussed with Ms. Hartz of the SEC staff earlier today, Teva is actively working on its response to the additional comment of the Staff raised in the letter and expects to submit its response by the end of next week.

Should any member of the staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Lisa Vanjoske (SEC)
Dana Hartz (SEC)
Eyal Desheh (Teva)
Richard S. Egosi (Teva)

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels

in alliance with Dickson Minto W.S., London and Edinburgh